SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended January 2, 2011
Filed February 23, 2011
File No. 000-26734

Dear Mr. Gilmore:

SanDisk Corporation (“SanDisk,” the “Company,” “we” or “us”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated March 30, 2011, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended January 2, 2011 (the “Form 10 - K”).  We have set forth below the comments received by the Staff.  Following each Staff comment is a summary of the Company’s response thereto.

Form 10-K for the Fiscal Year Ended January 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.
Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the remittance of undistributed earnings of foreign subsidiaries.  In this regard, tell us how you considered disclosing the amount of cash and investments that are currently held by your foreign subsidiaries as well as the impact of remitting the associated undistributed earnings.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: As of January 2, 2011, the Company had $5.34 billion of total cash and cash equivalents and short and long-term marketable securities, of which $4.85 billion was held by the U.S. parent entity.  The Company’s remaining cash and cash equivalents and short and long-term marketable securities were held by foreign affiliated entities and did not constitute a substantial portion of the Company’s overall liquidity position.

In response to the Staff’s comment, the Company will disclose in future filings the following disclosure under Liquidity and Capital Resources:

“As of [period-end date], the amount of cash and cash equivalents and short and long-term marketable securities held by foreign subsidiaries was $XX million. We provide for U.S. income taxes on the earnings of foreign subsidiaries unless the earnings are considered indefinitely invested outside of the U.S.  No provision has been made for U.S. income taxes or foreign withholding taxes on $YY million of undistributed earnings of foreign subsidiaries since we intend to indefinitely reinvest these earnings outside the U.S.  If these earnings were distributed to the U.S., we would be subject to additional U.S. income taxes and foreign withholding taxes reduced by available foreign tax credits.”

For your reference, as of January 2, 2011, $XX million equaled $489.0 million and $YY million equaled $195.4 million.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

2.	Please clarify what the $41.5 million non-cash outflow related to impairments, restructuring and other represents for the year ended January 2, 2011.

Response:  The $41.5 million non-cash outflow related to impairments, restructuring and other for the year ended January 2, 2011 primarily includes a recapture of the basis difference related to the impairment of the equity method investment in Flash Ventures recorded in fiscal year 2008 ($25 million), a gain on sale of the Company’s SIM-card business ($13 million) and a gain on sale of Tower Ltd. stock ($16 million), partially offset by impairment charges related to production assets that are no longer being utilized ($15 million).  Impairment charges for Flash Ventures and the Tower Ltd. stock were recorded in this same line item in previous years.

Note 1: Organization and Summary of Significant Accounting Policies

Revenue Recognition, Sales Returns and Allowances and Sales Incentive Programs, page F-8

3.
We note your disclosure that for distributors and retailers where agreements allow for price protection and/or rights of return, revenue is recognized when the product is sold to the end customer or the rights of return expire.  Please tell us how often your distributors or retailers notify you of its inventory utilization and clarify whether revenue is recognized based on the actual period the inventory is utilized or the period when the distributor or retailer notifies you.

Response:  Substantially all of our distributor and retail customers who have price protection and/or rights of return report inventory utilization on a weekly basis.  The Company recognizes this revenue in the actual period the inventory is “sold-through” by the distributor or retailer to their end customer.

Variable Interest Entities, page F-10

4.
We note on page F-52 your conclusion that you are not the primary beneficiary of the Flash Ventures.  Please tell us how you considered the disclosure requirements in ASC 810-10-50-5A (a) and (c).  In this regard, please describe the specific methodology used to determine whether you are the primary beneficiary and the significant judgments and assumptions used in your analysis.

Response: In preparing the disclosures for the Flash Ventures, the Company considered the guidance in ASC 810-10-50-5A (a) and (c) and disclosed information about the type of involvement with Flash Ventures in Note 12, “Commitments, Contingencies and Guarantees,” and the nature of the financial support provided by the Company (in the forms of loans and investments) on the face of the Statement of Cash Flows and in Note 13, “Related Parties and Strategic Investments.”  In addition, the Company provides supplemental information about the nature of Flash Ventures and its involvement in Flash Ventures in Item 1. Business, “Ventures with Toshiba,” and in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Liquidity and Capital Resources.”

In determining whether the Company is the primary beneficiary, the Company analyzed the primary purpose and design of Flash Ventures, the activities that most significantly impact Flash Ventures’ economic performance, and whether the Company had the power to direct these activities.

The Company holds a 49.9% ownership position in each of the current Flash Ventures.  The capital investments in each venture are shared equally between the Company and Toshiba.  The NAND flash memory products are manufactured by Toshiba using Flash Ventures’ capital equipment at Toshiba’s wafer fabrication facilities located in Yokkaichi, Japan.  Each venture purchases wafers from Toshiba and then resells those wafers to the Company and Toshiba.  The Company is committed to purchase half of each venture’s NAND wafer supply and pay for half of the venture’s fixed costs regardless of the output the Company chooses to purchase.  The Company is also committed to fund 49.9% of each venture’s costs to the extent the venture’s revenues from wafer sales is insufficient to cover these costs.

The significant judgments and assumptions used in the Company’s analysis included assessment of its voting rights and power to direct the operational activities of Flash Ventures.  Both the Company and Toshiba have equal voting rights. Therefore all material decisions affecting the structure and direction of Flash Ventures must be agreed upon by both parties.  With regards to power over operational activities, the Company and Toshiba jointly establish production capacity plans and the selection of tools; however, Flash Ventures have contracted the actual production with Toshiba through foundry agreements, with production occurring at wafer fabrication facilities owned and operated by Toshiba.  As a result, Toshiba provides the procurement services, equipment installation and employee personnel for factory operations.  For production scheduling, both the Company and Toshiba jointly share power in the planning phase, although Toshiba executes the production plan.

The Company concluded based upon its 49.9% ownership in Flash Ventures, the legal entity and voting structure of Flash Ventures and the day-to-day operations of Flash Ventures that the Company lacked the power to direct most of the activities that most significantly impact Flash Ventures’ economic performance.  Therefore the Company determined it did not have a controlling financial interest in Flash Ventures and was not the primary beneficiary.  In addition, the financial and other support provided by the Company was either contractually required or the result of a joint decision to expand wafer capacity, transition to new technologies or refinance existing equipment lease commitments.

Note 8- Compensation and Benefits

Stock Options and SARs, page F-34

5.
We note that you combine the activity and balances of stock options and stock appreciation rights in a single table.  Please tell us how you considered providing separate tables for these instruments since they typically have different characteristics.  Refer to ASC 718-10-50-2(g).

Response:  All of the Company’s existing stock appreciation rights were assumed in an acquisition in fiscal year 2006 and represented less than 1.5% of total stock option and stock appreciation rights outstanding as of January 2, 2011.  The Company considered the guidance in ASC 718-10-50-2 but determined that a combined presentation was appropriate due to the significant similarities between these two instruments.  The Company essentially views stock appreciation rights as similar compensation instruments to stock options.  The Company’s stock option awards are, and stock appreciation right awards were, both granted with a fixed exercise price (at the then current market value), subject to vesting based on fulfillment of service conditions for similar periods (neither of which relies on any performance conditions or targets) and classified as equity.  Moreover, the value to the recipient of both stock option awards and stock appreciation rights is derived entirely from appreciation in the value of the Company’s stock price over the fixed exercise price during the term of the award.  Given the similarities discussed above and the immateriality of the number of outstanding stock appreciation rights, the Company concluded that having separate tables would not enhance the readers’ understanding of the use of share-based compensation by the Company.

Note 10- Income Taxes, page F-39

6.
We note your disclosure that you have $195.4 million of cumulative unremitted earnings on certain of your foreign subsidiaries as of January 2, 2011 and that no provision has been made for U.S. income taxes or foreign withholding taxes.  Please tell us the amount of your unrecognized deferred liability related to these earnings and how you considered including this quantitative disclosure in your filing.  Refer to ASC 740-30-50-2c.

Response:  The Company reviewed the guidance in ASC 740-30-50-2c and did not calculate the deferred tax liability because it believes that it is not practicable to estimate the deferred tax liability associated with indefinitely reinvested foreign earnings due to the fact that dividends received from its foreign subsidiaries could generate additional foreign tax credits, which could ultimately impact the U.S. tax cost of the dividend and create a significant amount of uncertainty with respect to the tax impact of the repatriation of these earnings.

In response to the Staff’s comment, to the extent applicable, the Company will add in future filings the following sentence in the Income Tax footnote:

“The Company determined that the calculation of the amount of unrecognized deferred tax liability related to these cumulative unremitted earnings was not practicable.”

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The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company.  The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We appreciate the Staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Senior Counsel, Garth Bossow at (408) 801-2329.

Yours truly,

/s/ Judy Bruner
Judy Bruner
EVP, Administration & Chief Financial Officer.
SanDisk Corporation